K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

May 28, 2014

VIA EDGAR

Ms. Valerie J. Lithotomos

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Calamos ETF Trust:

Calamos Focus Growth ETF, formerly known as

Calamos Select Growth ETF (the “Fund”)

(File Nos. 333-191151 and 811-22887)

Registration Statement on Form N-1A

Dear Ms. Lithotomos:

This letter is in response to the comments (“Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) conveyed by comment letter dated October 11, 2013, with respect to the registration statement filed under the Securities Act of 1933, as amended (333-191151), (“Registration Statement”) for Calamos Focus Growth ETF, formerly known as Calamos Select Growth ETF, a series of Calamos ETF Trust (the “Fund” or “Registrant”).

We respectfully submit this response letter on behalf of the Registrant. We believe that the disclosure changes and supplemental responses discussed in this letter resolve the matters raised. The Registrant is filing this response in conjunction with filing Pre-Effective Amendment No. 1 to the Registration Statement. The Registrant notes that the Fund changed its name from Calamos Select Growth ETF to Calamos Focus Growth ETF on March 11, 2014, and such name change is reflected in the Pre-Effective Amendment.

We have, for the convenience of the Staff, repeated below the Comments followed by Registrant’s response. Defined terms not defined herein have the same meanings as used in the Registration Statement.

Prospectus

General

1.	Please confirm to the staff in your response letter that the disclosure in the registration statement is consistent with the Fund’s exemptive application, filed in order to operate as an ETF. Specifically, confirm that the application fully discusses the non-index management strategies.

Securities and Exchange Commission

May 28, 2014

Response: The Registrant confirms that the disclosure in the registration statement is consistent with the Fund’s exemptive application, and that the application fully discusses the Registrant’s non-index management strategies.

2. Principal Investment Strategies—In the Registrant’s response, explain the reason for the qualification “primarily” in the Fund’s investment in equity securities issued by U.S. companies.

Response: The Registrant confirms that the qualification “primarily” as used in the above referenced sentence relates to its intention too invest at least 80% of its assets under normal market conditions in equity securities issued by U.S. companies. The Fund confirms that it has revised this sentence to read, “The Fund invests primarily in equity securities issued by U.S. companies (i.e. at least 80% of its assets under normal market conditions).”

3. Fees and Expenses of the Fund—The Staff note’s that the fee table does not include a caption for Acquired Fund Fees and Expenses (“AFFE”). Please confirm to us either that the Fund does not expect to incur AFFE during the next year or that any AFFE incurred is expected to be less than one basis point and will be included in the calculation of Other Expenses.

Response: The Registrant confirms that that the Fund does not expect to incur AFFE during the next year, and to the extent that any AFFE are incurred, such expenses are expected to be less than one basis point and will be included in the calculation of Other Expenses.

4. Fees and Expenses of the Fund—Please confirm that the expense reduction/reimbursement contract will be in effect for at least one year from the effective date of the registration statement. In addition, please confirm there are no recoupments of such waivers. Also, please revise footnote 2 to state that only the board of directors may terminate the agreement.

Response: The Registrant confirms that the expense reduction/reimbursement contract will be in effect for at least one year from the effective date of the registration statement. In addition, the Registrant confirms that it does not currently anticipate any recoupment of such waivers. The Registrant also confirms supplementally that as presently drafted this agreement is not terminable by either party, which is presently disclosed in footnote 2. This approach to fee waivers is consistent across all of the funds that have fee waivers in the Calamos Fund Family.

5. Principal Investment Strategies and Principal Risks—Please include disclosure in these sections stating that the Fund is an actively managed ETF.

Response: The Registrant has added the requested disclosure.

Securities and Exchange Commission

May 28, 2014

6. Principal Risks—Please add disclosure that, because the Fund is actively managed, the Fund might not be as tax efficient as an index ETF. Explain the tax consequences of the Fund’s generation of short-term capital gains.

Response: The Registrant has added the requested disclosure.

7. Portfolio Managers—This section contains a list of managers greater than five persons. The SEC Staff notes that Form N-1A, Item 5(b), Instruction 2, states that if more than five persons are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, the Fund need only provide information for the five persons with the most significant responsibility of the day-to-day management of the Fund’s portfolio. Accordingly, the Fund may revise the list of portfolio managers.

Response: The Registrant acknowledges the Comment.

Statement of Additional Information (“SAI”)

8. Structured Products (page 11)—To the extent that the Fund may invest in credit default swaps and other types of structured products, please disclose what derivatives the Fund intends to invest in and how the Fund intends to cover each instrument for purposes of asset coverage.

Response: The Registrant notes that the above-referenced section is meant to describe only the structured products in which the Fund may invest, and their related risks. The Registrant confirms that a description of all of the derivatives in which the Fund may invest are included in various portions of the Statement of Additional Information, including, but not limited to, the section titled, “Swaps, Caps, Floors and Collars” immediately preceding the Structured Products section, which provides a description of the credit default swaps in which the Fund may invest, as well as in the sections titled, “Options on Securities Indexes and Currencies” and “Futures Contracts and Options on Futures Contracts.”

The Trust notes that the SEC previously provided guidance in Securities Trading Practices of Registered Investment Companies, SEC Rel. No. IC-10666 (Apr. 18, 1979) (“Release 10666”), and as further modified by subsequent staff positions, indicating that certain types of investments or investment techniques, such as using certain derivative instruments, could have the effect of creating a senior security within the meaning of Section 18 of the Investment Company Act of 1940, as amended, unless those securities were “covered” with segregated or earmarked liquid securities in an amount equal to a fund’s financial exposure, marked to market each day. The Registrant confirms that it will comply with the SEC Staff’s position as enunciated in Release 10666. The Registrant also recognizes that the SEC has issued a concept release related to the use of derivative instruments by registered investment companies, and recognizes that the Staff’s positions related to Release 10666 are subject to future change. The Registrant notes supplementally that it will not invest in credit default swaps.

Securities and Exchange Commission

May 28, 2014

9. Please define “investment grade” when it is first used.

Response: The Registrant confirms that it has added the requested to disclosure where the term “investment grade” is first used, which is in the Statement of Additional Information.

10. The SAI states that the Fund will invest in convertible securities and synthetic convertible instruments. Please disclose the Fund’s policy on the amount it may invest in these instruments.

Response: The Registrant confirms supplementally that, as disclosed in the SAI, the Fund’s investments, if any, in convertible securities and synthetic convertible instruments are non-principal investment strategies. The Registrant generally deems non-principal investment strategies to be those that amount to less than five percent of the Fund’s net assets. The Registrant is not aware of any rule promulgated by the SEC, or any instruction to Form N-1A requiring it to disclose the precise amount of anticipated investments in securities that may be part of the Fund’s non-principal investment strategy. Accordingly, the Registrant respectfully declines the Staff’s comment. The Registrant notes supplementally, however, that convertible securities and synthetic convertible securities will represent 20% or less of its net assets, as confirmed by the Registrant’s response to Staff Comment #2 discussing the Fund’s intention to invest at least 80% of its assets under normal market conditions in equity securities issued by U.S. companies.

11. The SAI references certain companies affiliated with the Adviser and/or the Fund, Calamos Asset Management, Inc., Calamos Investments LLC, Calamos Advisors LLC, Calamos Wealth Management LLC, and Calamos Financial Services LLC. Please briefly describe any services they provide to the Fund and whether agreements exist between these companies and the Fund. If there are written agreements, please file them as exhibits.

Response: The Registrant confirms supplementally that none of the Adviser’s affiliates provide any services to the Fund, and should any services be provided by such affiliates in the future, any such written agreements will be filed as exhibits to the registration statement.

*        *        *         *        *

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Securities and Exchange Commission

May 28, 2014

If you have any questions regarding the above, please feel free to call me at (202) 778-9220.

Sincerely,

/s/ Eric S. Purple

Eric S. Purple